Prospectus Supplement No. 1 (to Prospectus dated March 25, 2014)	Filed Pursuant to 424(b)(3) Registration No. 333-194512

4,000,000 Shares

Common Stock

This prospectus supplement updates and should be read in conjunction with the prospectus dated March 25, 2014. To the extent that there is any conflict between the information contained herein and the information contained in the prospectus, the information contained herein supersedes and replaces such information.

Recent Developments

Certain Recent Balance Sheet Data

While full financial information for the three months ended March 31, 2014 is not yet available, Regado Biosciences, Inc. (the “Company”) is providing the following unaudited preliminary information for the three months ended March 31, 2014 as an update. The Company had cash, cash equivalents and short-term investments of approximately $34.8 million at March 31, 2014. The foregoing preliminary financial data has been prepared by, and is the responsibility of, the Company’s management. Grant Thornton LLP has not audited, reviewed, compiled or performed any procedures with respect to the foregoing preliminary financial data. Accordingly, Grant Thornton LLP does not express an opinion or any other form of assurance with respect thereto.

The foregoing selected, unaudited preliminary financial information is based upon the Company’s progress to date and does not present all necessary information for an understanding of its financial condition as of March 31, 2014 or its results of operations for the three months ended March 31, 2014. Because the quarter has only recently ended, the foregoing information is, by necessity, preliminary in nature and based only upon preliminary information available as of today. Accordingly, this preliminary information should not be unduly relied upon. The Company has not finalized its financial statement closing process for the three months ended March 31, 2014. The preparation and review of the Company’s consolidated financial statements for the three months ended March 31, 2014 is ongoing and could result in material changes to the financial results set forth above. Furthermore, the Company does not generally release preliminary information and does not expect to provide similar information on a regular basis in the future.

REG1 Update

As provided in the REGULATE-PCI trial protocol, an independent data safety monitoring board, or DSMB, has been established to review patient safety, protocol compliance, and study progress during the course of the trial. The DSMB will meet periodically to review accumulating safety data, evaluate any treatment related adverse effects, perform three scheduled interim safety analyses, and advise the trial investigators regarding the continuing validity and scientific merit of the trial. The DSMB chair also can convene a meeting of the full DSMB at any time if he believes a review of the safety data appears warranted. The DSMB has the authority to make recommendations to the trial steering committee to alter the trial population, to place the trial on a clinical hold for further analysis, to stop enrollment in the trial or to modify the trial protocol if they feel it is indicated.

In late March 2014, the 1,000th patient was enrolled in REGULATE-PCI. At that time, the trial steering committee recommended that we open the trial to “all comers” pursuant to the trial protocol. In early April, the DSMB chair advised the principal investigators for the trial that he did not object to expanding enrollment in the trial at that time.

        The REGULATE-PCI trial protocol requires three planned interim analyses by the DSMB. Safety endpoints including bleeding endpoints, allergic events, and treatment-emergent adverse events will be evaluated. Trial enrollment will continue and not be interrupted during the data collection and analyses of interim data by the DSMB. In order to ensure that data from at least the first 1,000 patients enrolled in REGULATE-PCI are available for the first interim analysis, data from patients enrolled through mid-April who have completed follow-up will be included. We do not expect to receive any specific unblinded data from this first interim analysis meeting of the DSMB, which we expect to occur later in the second quarter of 2014. At this meeting, the DSMB will evaluate general safety of the subjects enrolled to that point. The second review is to occur once approximately 25% of the patients have completed follow up, which we expect to occur during the third quarter of 2014 with results of the DSMB analysis and deliberation coming some months following that meeting. At that time, the DSMB will recommend the continuation or discontinuation of REGULATE-PCI based on its evaluation of the safety results. The final interim analysis will be performed after 50% of the subjects have been enrolled, which is expected to occur during the fall of 2014 with results of the DSMB analysis and deliberation expected to be announced by the end of 2014. At that time, the DSMB will assess the general safety and will perform an analysis of its efficacy as defined by the protocol. If the DSMB determines that REG1 is not safe or that it is futile to continue the trial because of a lack of efficacy, they will recommend that the trial be terminated. On the other hand, if the DSMB determines REG1 is safe and its efficacy meets stringent predefined superiority criteria compared to bivalirudin, a positive outcome could be declared early and they will recommend that the trial be considered completed. Alternatively, since REGULATE-PCI is an adaptive design trial, an increase of total trial size may be recommended based on a comparison of actual endpoint event rates compared with assumed rates. Any increase in size would be implemented to maintain adequate statistical power to assess the results of the trial at completion. Unless terminated early or extended as described above, we expect to complete REGULATE-PCI by the fourth quarter of 2015 and to have top-line data available by the end of 2015.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 5 of the prospectus for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 3, 2014.